SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33300295208

Publicly-Held Company

Notice to the Market

Tele Norte Leste Participações and its operating subsidiaries, Telemar Norte Leste and Brasil Telecom, inform their shareholders and the market in general that, as per Anatel’s approval, they will adjust the rates for local services (subscription and traffic) by 0.66%.

To calculate the adjustment, the rules of the concession contract require that the maximum adjustment rate for each of Telemar’s and Brasil Telecom’s basket of services to be 0.66%, resulting from a 4.56% variation in the Telecommunications Services Index (Serviços de Telecomunicações – IST) (“sector index”) during the period from June 2009 to July 2010, and applying an average productivity factor (Factor X) of 3.73%, calculated by ANATEL, from 2009 to 2010, to reduce the sector index.

The interconnection rates (TU-RL) will be adjusted, also by 0.66%, to R$0.02852 (net) for Telemar and R$0.03133 (net) for Brasil Telecom.

The rates, effective as of October 23, 2010, are as follows:

Local Service – Gross Rates (R$ - RJ base)	Current	Adjusted
License	42.40	42.68
Residential Subscription	43.60	43.89
Non-Residential and Trunk Subscription	77.54	78.05
AICE Subscription	26.14	26.31
Local Minute (Basic Minute Plan)	0.10749	0.10820
VCA (Basic Minutes Plan)	0.21498	0.21640
AICE Completion Rate	0.21498	0.21640
Local Minute (PASOO)	0.04173	0.04201
VCA (PASOO)	0.16693	0.16803
PASOO Completion Rate	0.16693	0.16803

The amount of the credit for the use of public telephone booths will be adjusted by 0.41% to R$0.1230, with taxes.

The fixed-mobile rates (VC1, VC2, VC3) and VU-M will not be adjusted.

Long Distance*

Distance (Km) – R$	Current	Adjusted
0 – 50	0.21199	0.21339
50 -100	0.49348	0.49673
100 - 300	0.62714	0.63128
+ 300	0.68896	0.69350
*	Rates per minute of domestic long distance calls, between 9 a.m. and 12 p.m. and between 2 p.m. and 6 p.m. on weekdays (gross rates – RJ base – peak times).

Rio de Janeiro, October 21, 2010

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer